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SEC
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Section

FEB 26 2016

Washington DC
403

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buck Kwasha Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 Lexington Avenue, 10th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolas E. Medina (212) 330-1011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whitley Penn LLP
(Name – *if individual, state last, first, middle name*)

8343 Douglas Avenue, Suite 400	Dallas	TX	75255
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicolas E. Medina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buck Kwasha Securities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

Roy Schutz
Notary Public, State of New York
Qualified in Nassau County-No. 01SC6084145
Commission Expires December 2, 20 18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCK KWASHA SECURITIES, LLC

Statement of Financial Condition
December 31, 2015

(With Report of Independent Registered Public Accounting Firm)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) under SEC Rule 17a-5

BUCK KWASHA SECURITIES, LLC

Statement of Financial Condition
December 31, 2015

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Buck Kwasha Securities, LLC

We have audited the accompanying statement of financial condition of Buck Kwasha Securities, LLC (the "Company") as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement. The Company's management is responsible for the financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company, as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Whitley Penn LLP

Dallas, Texas
February 25, 2016

BUCK KWASHA SECURITIES, LLC

Statement of Financial Condition

		December 31, 2015
Assets		
Cash	$	2,494,571
Deposit with clearing broker		100,000
Restricted cash		37,865
Accrued fees receivable		72,599
Prepaid expenses		16,552
Total assets	$	2,721,587
Liabilities and Member's Equity		
Accrued expenses	$	52,007
Other liabilities		101,107
Due to customer		12,865
Total liabilities		165,979
Commitments and Contingencies		
Member's equity:		
Member's contributions		396,524
Accumulated earnings		2,159,084
Total member's equity		2,555,608
Total liabilities and member's equity	$	2,721,587

See accompanying notes to financial statements.

BUCK KWASHA SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

(1) Summary of Significant Accounting Policies

(a) Organization

Buck Kwasha Securities, LLC (the "Company") is a Delaware Limited Liability Company formed on February 11, 2005, and is engaged in the general business of distributing securities of open-end investment companies on a subscription order basis and providing custodial duties to clients for cash and securities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Buck Consultants, LLC (the "Parent"), a Delaware corporation, has a 100% interest in the Company.

The Company's revenues are comprised primarily of 12b-1 fees paid by open-end investment companies. 12b-1 fees are taken out of an investment company's fund's assets periodically to cover the costs of marketing and distributing the fund to investors and are used to compensate a broker. The Company's customers are primarily institutional retirement plans for whom Xerox HR Solutions, LLC ("XHRS"), an affiliate of the Company, provides recordkeeping and other third party administration services. The amount of revenues derived by the Company from 12b-1 fees is largely dependent on the total value and composition of open-end investment company securities (mutual funds) owned by the Company's customers, primarily the institutional retirement plan clients of XHRS. Neither the Company nor XHRS has any discretion over the investments made by these institutional retirement plans. Many of these plans are 401(k) plans and other defined contribution plans that provide for participant-directed investments.

The Company's continuing membership application was approved by FINRA on June 21, 2010. This approval allows the Company to expand its business to act as introducing broker and to take custody of customer funds. On January 30, 2012, the Company took custody of customer funds. The Company operates on a plan level omnibus account basis through a clearing broker.

All revenue derived from the Company's custody business is directly from the client or client's assets. The Company charges an asset based fee for custody, transaction fees, and a $0.01 commission for each security transaction.

(b) Basis in Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

(d) Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2015, the Company had no such investments. The Company maintains cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

(e) Restricted Cash

Restricted cash amounts at December 31, 2015, relate to deposits at a financial institution that is held at the direction of and on behalf of the customer.

(f) Mutual Fund Fees

Mutual fund fees, which are primarily comprised of 12b-1 fees, are accrued as earned monthly based on the estimated average net assets of the investment companies owned by the Company's customers when the services are provided and earned based on contractual terms with the customer.

(g) Advisory Fees

Advisory fees are accrued as earned monthly based on contractual terms with the customer.

(h) Allocated Expenses

The Company receives some of its services from its Parent, which provides the use of its employees, facilities and utilities.

(i) Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accrued fees receivable, prepaid expenses, accrued expenses, other liabilities and due to customer, approximate the carrying amounts due to the relatively short maturity of these instruments. None of these instruments are held for trading purposes.

(j) Income Taxes

The Company is a single member, limited liability company, which is treated as a disregarded entity for federal tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation. However, as there is a tax sharing agreement with other members of the consolidated group and though the Company is not a separate tax paying entity, federal, state, and local tax expense is reflected in these financial statements as if the Company filed its own returns.

The Parent's ultimate owner, Xerox Corporation ("Xerox"), files consolidated federal, state, and city tax returns, which include the Company. In accordance with the tax-sharing agreement with Xerox, the amount of current tax expense or benefit is either remitted to or received from the Parent by applying the Xerox consolidated tax rate to the Company's income. Accordingly, the difference between the Company's separate return accounting policy and amounts allocated under the tax-sharing arrangement is accounted for as a capital contribution or distribution. There are no temporary differences between the financial reporting and tax bases of assets and liabilities; accordingly, no deferred taxes have been provided as of December 31, 2015.

(k) New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The original effective date was for annual periods beginning after December 15, 2016. On July 9, 2015, the FASB elected to defer the effective date of the new revenue recognition standard by one year, for annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of the pending adoption of ASU 2014-09 on its financial statements and has not yet determined the method by which it will adopt the standard.

(2) Deposit with Clearing Broker

The Company, as an introducing broker, is required under the terms of its omnibus agreement with its clearing broker, Pershing LLC, to maintain a collateral account with the clearing broker during the term of the agreement to secure its obligations under the agreement. Accordingly, the Company has $100,000 on deposit with its clearing broker which is restricted and is intended to cover losses the clearing broker may incur as a result of clearing securities transactions.

The Company clears all of its securities transactions through its clearing broker on an omnibus basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

As of December 31, 2015, and for the year then ended, the Company has recorded no liabilities nor paid expenses with regard to this obligation.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

(3) Due to Clearing Broker

Amounts payable to the clearing broker consist of fees charged to the Company related to the clearing account. The Company does not owe any amounts related to securities failed to receive, amounts payable to clearing organizations on open transactions, and floor-brokerage payables as of December 31, 2015.

(4) Due to Customer

Amounts payable to customer include residual uninvested cash held at the direction of the customer.

(5) Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

The Company had regulatory net capital of $2,461,152 and a regulatory net capital requirement of $250,000 as of December 31, 2015. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.07 to 1 at December 31, 2015.

(6) Related Party Transactions

(a) Expenses

Expenses recorded under an expense-sharing agreement with the parent were $455,621 for the year ended December 31, 2015. There were no amounts due to the Parent associated with the expense sharing agreement at December 31, 2015.

(b) Income Taxes

Income tax benefit recorded was $78,493 for the year ended December 31, 2015.

(7) Fair Value Measurements

Accounting Standards Codification ("ASC") 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

- Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

- Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

- Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

(8) Offsetting Balances

The Company has custody of certain assets held in an omnibus account on behalf of a customer. These assets are securities in stock of the customer. The gross amount of these securities as of December 31, 2015, is $51,051,106. The Company has offset this amount on the statement of financial position with the amount due to the customer of $51,051,106. The net balance is $0.

(9) Income Taxes

The Company identified no material uncertain income tax positions in accordance with FASB ASC, No. 741-10, *Accounting for Uncertainty in Income Taxes*. If there were unrecognized income tax benefits, the Company's policy would be to recognize accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties for the year ended December 31, 2015, and does not have a balance of accrued interest and penalties as of December 31, 2015.

From time to time, the Parent is subject to examination by various tax authorities in jurisdictions in which the Parent has significant business operations. As the Company is included in the consolidated tax return of Xerox, the Company is jointly and severally responsible for the income tax obligations of the consolidated group resulting from such examinations. The Company regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. As of December 31, 2015, the Company does not expect to make any significant payments as a result of any adjustment from the finalization of any such examinations. The tax years which remain subject to examination by major tax jurisdictions as of December 31, 2015, include 2012 through 2014.

(10) Concentrations

For the year ended December 31, 2015, the Company had two customers that accounted for approximately 34% and 32% of its accrued fees receivable balance.

(11) Subsequent Events

The Company is a subsidiary of the Xerox enterprise which offers a Health Savings Account (HSA) program. Xerox engages several third-parties to deliver certain services of the HSA program, one of which is Savedaily.com, an investment advisor and holder of the individual HSA participant investment accounts. The Company signed an acknowledgement on February 5, 2016 to be the receiver of all 12b-1 fees that are generated as a result of referring clients that deposit assets in the Savedaily.com HSA investment platform. A total of $101,107 was received prior to December 31, 2015 and is included in other liabilities as of December 31, 2015. In February 2016, the Company recognized the total amount to coincide with the acknowledgement date of February 5, 2016. Going forward, periodic 12b-1s for referring clients to the Savedaily.com investment platform will be recognized upon receipt according to the aforementioned acknowledgement.

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through February 25, 2016, the date the financial statements were available for issuance.